SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                        ADAMS GOLF, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                           006228 10 0
                         (CUSIP Number)

                        December 31, 2001
     (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]          Rule 13d-1(b)

     [   ]          Rule 13d-1(c)

     [ X ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A

(1)  Name of Reporting Person         Royal Holding Company, Inc.
     I.R.S. Identification No.
     of Above Person (entities only)                   25-1622874
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship                                         Delaware
------------------------------------------------------------------
Number of Shares

  Beneficially           (5)  Sole Voting Power         6,374,511
------------------------------------------------------------------
 Owned by Each           (6)  Shared Voting Power               0
------------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power    6,374,511
------------------------------------------------------------------
    With:                (8)  Shared Dispositive Power          0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                6,374,511
     by Each Reporting Person
------------------------------------------------------------------
(10) Check if the Aggregate Amount in                          [X]**
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                        28.4%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
------------------------------------------------------------------
*    SEE INSTRUCTIONS
** This Reporting Person notes that (i) Paul F. Brown, Jr., one of the other reporting persons filing this Statement on
     Schedule 13G/A, holds 15,000 shares of the Issuer's common stock, which includes options exercisable within 60 days to purchase 5,000 shares, and (ii) Stephen R. Patchin, another of the reporting persons filing this Statement on Schedule 13G/A, holds options, which are exercisable within 60 days, to purchase 5,000 shares of the Issuer's common stock. The shares held by Messrs. Brown and Patchin are not beneficially owned by the Reporting Person and nothing herein shall constitute an admission that this Reporting
     Person beneficially owns such shares.

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A


(1)  Name of Reporting Person                  Paul F. Brown, Jr.
     I.R.S. Identification No.
     of Above Person (entities only)
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship                                         Delaware
------------------------------------------------------------------
Number of Shares

  Beneficially      (5)  Sole Voting Power                 15,000
------------------------------------------------------------------
 Owned by Each      (6)  Shared Voting Power            6,374,511**
------------------------------------------------------------------
Reporting Person    (7)  Sole Dispositive Power            15,000
------------------------------------------------------------------
    With:           (8)  Shared Dispositive Power       6,374,511**
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                6,389,511**
     by Each Reporting Person
------------------------------------------------------------------
(10) Check if the Aggregate Amount in                       [ X ]***
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                        28.4%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
------------------------------------------------------------------
*    SEE INSTRUCTIONS
** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by Royal Holding Company, Inc. reflected herein and, as such, declares that this Statement on Schedule 13G/A shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.
*** This Reporting Person notes that Stephen R. Patchin, one of the other reporting persons filing this Statement on
     Schedule 13G/A under Rule 13d-1(k)(1), holds options, which are exercisable within 60 days, to purchase 5,000 shares of the Issuer's common stock not beneficially owned by the Reporting Person and nothing herein shall constitute an admission that this Reporting Person beneficially owns such shares.

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A


(1)  Name of Reporting Person                 Stephen R. Patchin
     I.R.S. Identification No.
     of Above Person (entities only)
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship                                    United States
------------------------------------------------------------------
Number of Shares

  Beneficially           (5)  Sole Voting Power             5,000
------------------------------------------------------------------
 Owned by Each           (6)  Shared Voting Power      6,374,511**
------------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power        5,000
------------------------------------------------------------------
    With:                (8)  Shared Dispositive Power 6,374,511**
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned               6,379,511**
     by Each Reporting Person
------------------------------------------------------------------
(10) Check if the Aggregate Amount in                      [ X ]***
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                        28.4%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
------------------------------------------------------------------
*    SEE INSTRUCTIONS
** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of Common Stock reflected herein and, as such, declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.
*** This Reporting Person notes that Paul F. Brown, Jr., one of the other persons filing this Statement on Schedule 13G/A under Rule 13d-1(k)(1), holds 15,000 shares, which includes options exercisable within 60 days to purchase 5,000 shares, not beneficially owned by the Reporting Person and nothing herein shall constitute an admission that this Reporting Person beneficially owns such shares.

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A


Item 1(a).     Name of issuer:

               Adams Golf, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's principal executive offices:

               300 Delaware Avenue, Suite 572
               Wilmington, Delaware  19801

Item 2(a).     Name of person filing:

               Pursuant to rule 13d-1(k)(1) promulgated under the Act, this Statement on Schedule 13G is filed jointly by Royal Holding Company, Inc. ("Royal"), Paul F. Brown, Jr. ("Brown") and Stephen R. Patchin ("Patchin"). Royal, Brown and Patchin are collectively referred to herein as the "Reporting Persons." The Reporting Persons have included as Exhibit A to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

Item 2(b). Address of principal business office or, if none, residence:

               Royal
               -----
               The principal business office of Royal is:

               300 Delaware Avenue, Suite 306
               Wilmington, Delaware  19801

               Brown
               -----
               The principal business office of Brown is:

               One Indian Springs Road
               Carl E. Patchin Building
               Indiana, Pennsylvania 15701

               Patchin
               -------
               The principal business office of Patchin is:

               500 N. Water
               Nationsbank Building, Suite 807N
               Corpus Christi, Texas 78471

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A


Item 2(c).     Citizenship:

               Royal is a Delaware corporation. Brown
               and Patchin are citizens of the United States.

Item 2(d).     Title of class of securities:

               Common Stock, $0.001 par value per
               share, of the Issuer.

Item 2(e).     CUSIP No.:

               006228 10 0

Item 3.        If this statement is filed pursuant to
               Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ] Broker or dealer registered
                    under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ] Bank as defined in section
                    3(a)(6) of the Act (15 U.S.C. 78c);

          (c)  [  ] Insurance company as defined
                    in section 3(a)(19) of the Act (15 U.S.C.
                    78c);

          (d)  [  ] Investment company registered
                    under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [  ] An investment adviser in
                    accordance with Section
                    240.13d-1(b)(1)(ii)(E);

          (f)  [  ] An employee benefit plan or
                    endowment fund in accordance with Section
                    240.13d-1(b)(1)(ii)(F);

          (g)  [  ] A parent holding company or
                    control person in accordance with Section
                    240.13d-1(b)(ii)(G);

          (h)  [  ] A savings association as
                    defined in section 3(b) of the Federal
                    Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [  ] A church plan that is excluded
                    from the definition of an investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(J)

               Not applicable.

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A

Item 4.    Ownership:

     At the close of business on December 31, 2001, Royal and Patchin may be deemed to beneficially own, in the aggregate, 6,374,511 shares of Common Stock of the Issuer, representing approximately 28.4% of the Issuer's outstanding shares of Common Stock (based upon the 22,480,071 shares reported to be outstanding as of November 14, 2001, the date of the Issuer's Quarterly Report on Form 10-Q filed with respect to the quarter ended September 30, 2001). Stephen R. Patchin may be deemed to beneficially own, in the aggregate, 6,379,511 shares of Common Stock of the Issuer, representing approximately 28.4% of the Issuer's outstanding shares of Common Stock (Mr. Patchin's holdings include options exercisable within 60 days to purchase 5,000 shares of the Issuer's Common Stock). Paul F. Brown, Jr. may be deemed to beneficially own, in the aggregate, 6,389,511 shares of Common Stock of the Issuer, also representing approximately 28.4% of the Issuer's outstanding shares of Common Stock (Mr. Brown's holdings include options exercisable within 60 days to purchase 5,000 shares of the Issuer's Common Stock).


          Royal
          -----
          (a)  Amount beneficially owned:  6,374,511

          (b)  Percent of class:  28.4%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the
                    vote:  6,374,511

               (ii) shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or
                    to direct the disposition of:  6,374,511

               (iv) shared power to dispose or to
                    direct the disposition of: 0

          Brown[FN-1]
          -----
          (a)  Amount beneficially owned:  6,389,511

          (b)  Percent of class:  28.4%


--------------------
FN-1 Brown is the Chief Financial Officer and Vice President-Finance of Royal and, by virtue of his position with Royal, may be deemed to share the power to vote or direct the vote of, and to share the power to dispose or direct the disposition of, the shares of Common Stock held by Royal. Brown disclaims beneficial ownership of 6,374,511 shares of the Common Stock held by Royal.

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A


          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to
                    direct the vote:  15,000

               (ii) shared power to vote or to direct the
                    vote:  6,374,511

              (iii) sole power to dispose or
                    to direct the disposition of:  15,000

               (iv) shared power to dispose or to
                    direct the disposition of:  6,374,511

          Patchin[FN-2]
          -------
          (a)  Amount beneficially owned:  6,379,511

          (b)  Percent of class:  28.4%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to
                    direct the vote:  5,000

               (ii) shared power to vote or to direct the
                    vote:  6,374,511

              (iii) sole power to dispose or
                    to direct the disposition of:  5,000

-----------------------
FN-2 Patchin is the Chief Executive Officer and President of Royal and, by virtue of his position with Royal, may be deemed to share the power to vote or direct the vote of, and to share the power to dispose or direct the disposition of, the shares of Common Stock held by Royal. Patchin disclaims beneficial ownership of the Common Stock held by Royal.

CUSIP NO. 006228 10 0                         SCHEDULE 13G/A


               (iv) shared power to dispose or to
                    direct the disposition of:  6,374,511

Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          This Statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Attached as Annex A is a Joint Filing Statement executed by each member of such group.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          Not Applicable.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February 14, 2002


                              ROYAL HOLDING COMPANY, INC.


                              By:  /s/  PAUL F. BROWN, JR.
                                 --------------------------------
                              Name:        Paul F. Brown, Jr.
                                   ------------------------------
                              Title: Vice President - Finance
                                    -----------------------------


                                   /s/ PAUL F. BROWN, JR.
                              -----------------------------------
                              PAUL F. BROWN, JR.


                                   /s/  STEPHEN R. PATCHIN
                              -----------------------------------
                              STEPHEN R. PATCHIN



            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

                            EXHIBIT A

                     JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Amendment No. 3 to
Schedule 13G is filed on behalf of each of us.

                              Dated:    February 14, 2002


                              ROYAL HOLDING COMPANY, INC.


                              By:  /s/  PAUL F. BROWN, JR.
                                 --------------------------------
                              Name:        Paul F. Brown, Jr.
                                   ------------------------------
                              Title: Vice President - Finance
                                    -----------------------------


                                   /s/ PAUL F. BROWN, JR.
                              -----------------------------------
                              PAUL F. BROWN, JR.


                                   /s/  STEPHEN R. PATCHIN
                              -----------------------------------
                              STEPHEN R. PATCHIN